EXHIBIT 12.1

	Three months
	Ended
	March 31,	Years Ended December 31,

Ratio of Earnings to Fixed Charges:	2015	2014	2013	2012	2011	2010

	(dollars in thousands)
Earnings:
Income (loss) before income taxes	$5,931	$10,822	$15,994	$9,342	$4,925	$1,099
Fixed charges	2,688	8,818	7,800	7,942	10,531	8,314
Total Earnings	$8,619	$19,640	$23,794	$17,284	$15,456	$9,413
Fixed charges:
Interest expense on deposits	$1,202	$4,845	$4,077	$4,874	$7,550	$5,759
Interest expense on borrowings	778	3,420	3,308	2,739	2,800	2,515
Estimated interest portion of rent expense(1)	177	553	415	329	181	40
Total fixed charges	$2,688	$8,818	$7,800	$7,942	$10,531	$8,314
Ratio of earnings to fixed charges:
Excluding interest on deposits	5.80	4.94	6.39	5.63	5.18	3.68
Including interest on deposits	3.21	2.23	3.05	2.18	1.47	1.13

(1)	Estimated to be 33% of rent expense.